Paul Hastings LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, California 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

April 28, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds – File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comment provided on April 28, 2016 by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) staff with respect to the Registrant’s Post-Effective Amendment No. 68 filed on April 28, 2016 (the “Amendment”). That Amendment contained disclosure with respect to a proposed new series of the Registrant, Matthews Asia Credit Opportunities Fund, and reflected various other non-material changes to the Matthews Asia Strategic Income Fund.

The Registrant’s response to that comment is provided below. We have restated the substance of that comment to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

1.	Comment: Please add the following disclosure from page 25 of the Statutory Prospectus to the “Bank Loan Risk” on pages 4 and 9 of each Fund’s Summary Prospectus: “Transactions in many bank loans settle on a delayed basis, and a Fund may not receive the proceeds from the sale of a bank loan for a substantial period of time after the sale. As a result, those proceeds will not be available to make additional investments or to meet the Fund’s redemption obligations.” In addition, please file a letter representing that Registrant will make such changes in a 497 filing for each Fund after the Amendment is declared effective.

Response: Comment accepted. The Registrant will make conforming changes, which will be reflected in a 497 filing. In addition, conforming changes will also be made in the Summary Prospectuses filed pursuant to Rule 497(k).

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Securities and Exchange Commission

April 28, 2016

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC